SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)

                                   927926 10 5

                                 (CUSIP Number)

                                 Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 April 26, 2002

             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP No. 927926 10 5                                                Page 2 of 9

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Arthur Richards Rule

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Not Applicable

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                                                  Not Applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                         U.S.A.
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                                                              0
    NUMBER OF              -----------------------------------------------------
      SHARES                8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                                        96,764,130
       EACH                -----------------------------------------------------
    REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                                                                   0
                           -----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                                                     96,764,130
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     96,764,130
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           51.6%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

                                                                             IN
--------------------------------------------------------------------------------

CUSIP No. 927926 10 5                                                Page 3 of 9

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Rule Family Trust udt 12/17/98

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Not Applicable

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

                                                                  Not Applicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                                            [_]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                     California
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                                                              0
    NUMBER OF              -----------------------------------------------------
      SHARES                8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                                        56,764,130
       EACH                -----------------------------------------------------
    REPORTING               9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                                                                   0
                           -----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                                                     56,764,130
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     56,764,130
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [_]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           33.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

                                                                             OO
--------------------------------------------------------------------------------

CUSIP No. 927926 10 5                                                Page 4 of 9

                                  SCHEDULE 13D
                                (Amendment No. 1)

     The Statement on Schedule 13D, dated February 8, 2002 (the "Original Statement"), initially filed by Rick Rule (the same person as Arthur Richards Rule reporting ownership on this Amendment No. 1), is hereby amended by this Amendment No. 1, dated May 6, 2002, to reflect certain changes in the information previously filed by Mr. Rule relating to the outstanding Common Shares of Vista Gold Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Original Statement.

Item 1. Security and Issuer

      Class of Securities:     Common Shares without par value (the "Common
                               Shares")

      Name of Issuer:          VISTA GOLD CORP.
      Address of Issuer:       7961 Shaffer Parkway, Suite 5
                               Littleton, Colorado 80127
                               Tel.:  720-981-1185   Fax: 720-981-1186

Item 2. Identity and Background

(a)  Names

This Statement is filed by (1) Arthur Richards Rule, by virtue of his ownership interests in (a) 37% of the issued and outstanding shares of Stockscape.com Technologies Inc. ("Stockscape"), the direct beneficial owner of Shares*, (b) Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital"), the direct beneficial owner of Shares and (c) Global Resource Investments Ltd. ("Global Resource"), the direct beneficial owner of Shares; and (2) by virtue of its ownership interests in Exploration Capital and Global Resource, as described below, by the Rule Family Trust utd 12/17/98 (the "Trust"), a revocable grantor trust (Mr. Rule, together with the Trust, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on his or its behalf.

Following is information about the relationships between the Reporting Persons and Stockscape, Exploration Capital and Global Resource:

Mr. Rule owns 37% of the issued and outstanding shares of Stockscape. Mr. Rule disclaims beneficial ownership of Shares of the Issuer owned by Stockscape except to the extent of his direct beneficial ownership interest in Stockscape.

The General Partner of Exploration Capital is Resource Capital Investment Corp. ("Resource Capital"). The General Partner of Global Resource is Rule Investments, Inc. ("Rule Investments"), which also owns 100% of Global Resource. The Trust owns 90% and 100%, respectively, of Resource Capital and Rule Investments. Mr. Rule is President and a Director of Resource Capital, and is President and sole Director of Rule Investments, and, with his wife, is co-Trustee of the Trust.

* NOTE: For purposes of this Statement, the term "Shares" includes Common Shares owned (if any) as well as those issuable on conversion of the Debentures and exercise of the Debenture Warrants as such terms are defined herein. As described in Item 5(c) of this Statement, the Debentures are convertible into units (the "Debenture Units") at a price of $0.0513 per Debenture Unit, each consisting of one Common Share and one 5-year warrant (collectively, "Debenture Warrants") entitling the holder to purchase one Common Share at a price of $0.075 per share.

CUSIP No. 927926 10 5                                                Page 5 of 9

                                  SCHEDULE 13D

(b)  Residence or business addresses:

The principal business addresses of Mr. Rule and the Trust are 7770 El Camino Real, Carlsbad, California 92009.

(c)  Principal businesses or occupations:

Mr. Rule is a stockbroker and President, Chief Executive Officer and a Director of Global Resource. He is President and sole Director of Rule Investments, the corporate General Partner of Global Resource. He is President and a Director of Resource Capital, the corporate General Partner of Exploration Capital, whose principal business is private investing.

(d)  Not applicable to any of the Reporting Persons

(e)  Not applicable to any of the Reporting Persons

(f)  Jurisdictions of Organization/Citizenship:

Mr. Rule is a citizen of the U.S.A. The Trust is governed by the laws of California.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable to Reporting Persons, who hold indirect interests only. The total amount of funds required by Stockscape to acquire the Units of the Issuer reported in Item 5(c)(i) was $1,026,000. These funds were provided by
Stockscape's working capital on hand and no funds were borrowed for such purpose. The total amount of funds required by Exploration Capital to acquire the Debentures of the Issuer reported in Item 5(c)(ii) was $1,152,000. These funds were provided by Exploration Capital's cash on hand and no funds were borrowed for such purpose.

Global Resource obtained its Units as an Agent's fee in connection with the above acquisition of Units by Stockscape. Global Resource obtained its Agent's Special Warrant, subsequently exercised for Debentures and Debenture Warrants, as an Agent's fee in connection with the Debenture Offering (as defined in Item 5(c)(ii)). Global Resource accordingly did not expend any of its own funds to acquire such securities.

CUSIP No. 927926 10 5                                                Page 6 of 9

Item 4. Purpose of Transaction

Not applicable to Reporting Persons, who hold indirect interests only. Stockscape acquired its securities of the Issuer solely for investment purposes. As stated in Item 3, above, Global Resource obtained its securities of the Issuer as fees in connection with serving as Agent in connection with the issuance of Units and the Debentures. Global Resource holds its securities of the Issuer solely for investment purposes. Neither of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer

NOTE: The percentage ownership calculations in this Amendment No. 1 are based on 116,640,965 Common Shares of the Issuer outstanding at April 30, 2002.

(a) Mr. Rule owns 37% of Stockscape, which is the direct beneficial owner of 40,000,000 Shares (including 20,000,000 immediately exercisable share purchase warrants), or approximately 29.3% of the Issuer's outstanding Common Shares. By virtue of the relationship described under Item 2 of this Statement, Mr. Rule may be deemed to share indirect ownership of the Shares directly beneficially owned by Stockscape, subject to the disclaimer of beneficial ownership set forth below.

Exploration Capital is the direct beneficial owner of $1,152,000 principal amount of Debentures. As described in Item 5(c)(ii), the Debentures are convertible into units (the "Debenture Units") at a price of $0.0513 per Debenture Unit, each consisting of one Common Share and one 5-year warrant (collectively, "Debenture Warrants") entitling the holder to purchase one Common Share at a price of $0.075 per share. Assuming conversion of all of its Debentures into Debenture Units, and exercise of all of its Debenture Warrants, Exploration Capital would own 22,456,140 Common Shares and a warrant immediately exercisable for the purchase of 22,456,140 Common Shares, for an aggregate beneficial ownership of 44,912,280 Shares, or approximately 27.8% of the Issuer's outstanding Common Shares. By virtue of the relationships described under Item 2 of this Statement, each of Mr. Rule and the Trust may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

Global Resource is the direct beneficial owner of 11,851,850 Shares (including 5,925,925 immediately exercisable share purchase warrants), or approximately 9.7% of the Issuer's outstanding Common Shares. By virtue of the relationships described under Item 2 of this Statement, each of Mr. Rule and the Trust may be deemed to share indirect ownership of the Shares directly beneficially owned by Global Resource.

Based on the above, Mr. Rule has, in aggregate, indirect beneficial ownership of 96,764,130 Shares, or approximately 51.6% of the Issuer's outstanding Common Shares. The Trust has, in aggregate, indirect beneficial ownership of 56,764,130 Shares, or approximately 33.9% of the Issuer's outstanding Common Shares.

CUSIP No. 927926 10 5                                                Page 7 of 9

(b) By virtue of the relationship described in Item 2, and subject to the disclaimer below, Mr. Rule may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Stockscape. Also by virtue of the relationships described in Item 2, each of Mr. Rule and the Trust may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration Capital and Global Resource.

(c) The Reporting Persons hold indirect interests only. Transactions relevant to the Reporting Persons' indirect interests in the Issuer's reported securities during the sixty days preceding this filing are as follows:

     (i) Mr. Rule owns 37% of the issued and outstanding shares of Stockscape. On February 1, 2002, in a private transaction (the "Unit Offering"), Stockscape subscribed for 20,000,000 units (the "Units") of the Issuer, at a price of $0.0513 per Unit, for an aggregate purchase price of $1,026,000. Each Unit consists of one Common Share and one share purchase warrant exercisable, subject to approval of the shareholders of the Issuer, for one additional Common Share of the Issuer at $0.075 until February 1, 2007. As consideration for its services as agent in connection with the Unit Offering, Global Resource received 1,600,000 Units. Issuance of shares upon warrant exercise was subject to shareholder approval of issuance of such warrants, which occurred at the Issuer's Annual and Special General Meeting on April 26, 2002. Beneficial ownership was reported in the Original Statement only as to the Common Share component of the Units, pending receipt of such shareholder approval.

     (ii) On March 19, 2002, as part of a private transaction (the "Debenture Offering"), the Issuer issued $1,152,000 aggregate principal amount of convertible debentures (the "Debentures") to Exploration Capital. Subject to shareholder approval of the Debenture Offering (which approval occurred on April 26, 2002), the Debentures are convertible into units (the "Debenture Units") at a price of $0.0513 per Debenture Unit, each consisting of Common Share and one 5-year warrant (collectively, "Debenture Warrants") entitling the holder to purchase one Common Share at a price of $0.075 per share. In addition, as consideration for its services as agent in connection with the Debenture Offering, the Issuer issued to Global Resource special warrants (the "Agent's Special Warrants") convertible into 4,325,925 units ("Agent's Units"), with each unit consisting of one Common Share and one warrant with the same terms as the Debenture Units. Issuance of shares upon conversion of Debentures, conversion of Agent's Special Warrants, and exercise of the warrants receivable as components of the Debenture Units, were all subject to shareholder approval, which occurred at the Issuer's Annual and Special General Meeting on April 26, 2002.

(d) Not applicable. Each of Stockscape, Exploration Capital and Global Resource has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by it.

(e) Not applicable to any of the Reporting Persons

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

CUSIP No. 927926 10 5                                                Page 8 of 9

Item 7. Material to be Filed as Exhibits

EXHIBIT 1 Agreement to File Jointly, by and between the Reporting Persons, dated as of May 2, 2002.

                       DISCLAIMER OF BENEFICIAL OWNERSHIP

Mr. Rule disclaims beneficial ownership of the Shares of the Issuer held by Stockscape except to the extent of his direct beneficial ownership interest in Stockscape.

CUSIP No. 927926 10 5                                                Page 9 of 9

                                   SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    May 2, 2002                        /s/ Arthur Richards Rule
                                            -----------------------------------
                                            Arthur Richards Rule, individually


Date:    May 2, 2002                        Rule Family Trust utd 12/17/98


                                            By: /s/ Arthur Richards Rule
                                            -----------------------------------
                                            Arthur Richards Rule, Trustee